Exhibit 99.5
CONSENT OF INDEPENDENT RESERVE ENGINEERS
The Board of Directors
Petroflow Energy Ltd.:
We hereby consent to the incorporation by reference in Registration Statement No. 333-152902 on Form S-8 of Petroflow Energy Ltd. of our reports evaluating Petroflow Energy Ltd.’s petroleum and natural gas reserves as of December 31, 2007 and 2008, included in and incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2008 of Petroflow Energy Ltd. and the reference to Haas Petroleum Engineering Services, Inc. as Petroflow Energy Ltd.’s independent reserve engineers.

Haas Petroleum Engineering Services, Inc.
By:	/s/ Robert E. Haas
	Name:	Robert E. Haas, P.E.
	Its:	President

Dallas, Texas
United States of America
March 27, 2009